Exhibit 99.3

CNOVA N.V.

EXPLANATORY NOTES TO THE AGENDA

Explanatory notes to the agenda for the extraordinary general meeting of shareholders of Cnova N.V. (the “EGM”), a Dutch public limited liability company (naamloze vennootschap), having its corporate seat at Amsterdam (trade register number: 60776676) (the “Company” or “Cnova”) to be held on Friday, January 13, at 14:00 CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118 BN, Schiphol Airport, the Netherlands.

Agenda item 2:	Explanation of the recommended tender offers by Casino, Guichard-Perrachon S.A. for all issued and outstanding ordinary shares in the capital of the Company (discussion item)

On August 8, 2016, the Company announced that it entered into a binding reorganization agreement (the “Reorganization Agreement”) with Via Varejo S.A. (“Via Varejo”), regarding the reorganization of the Company’s Brazilian subsidiary, Cnova Comércio Eletrônico S.A. (“Cnova Brazil”), within Via Varejo (the “Reorganization”). The Company furthermore announced that its shareholder Casino, Guichard-Perrachon S.A. (“Casino”), had agreed to launch tender offers (the “Offers”) to purchase any and all outstanding ordinary shares of the Company at a price of US$ 5.50 per share with respect to holders of Cnova ordinary shares who are located in the United States or, with respect to holders of Cnova ordinary shares who are located in France and to holders of Cnova ordinary shares located anywhere outside of the United States and France, the equivalent in euros, subject only to completion of the Reorganization. The Company’s (indirect) shareholder Companhia Brasileira de Distribuição (“CBD”) has agreed not to participate in the Offers or otherwise transfer the shares in the capital of the Company indirectly held by it prior to the completion of the Offers.

On September 12, 2016, the Company convened an extraordinary general meeting of shareholders, among other things, to approve the Reorganization and take certain resolutions related to the Reorganization (the “Reorganization EGM”). On October 27, 2016, the Company’s shareholders at the Reorganization EGM approved the Reorganization and adopted all other resolutions put forward on the agenda of the Reorganization EGM. On October 31, 2016, the Company announced that the Reorganization was completed,

Pursuant to the Reorganization Agreement, in exchange for all of its ownership interest in Cnova Brazil, the Company received (i) 96,790,798 of its own shares (immediately prior to the Reorganization representing approximately 22% of its issued and outstanding ordinary shares), previously (indirectly) held by Via Varejo and (ii) cash consideration of approximately US$ 5 million, subject to customary closing adjustments. In addition, the Company received the repayment of shareholder loans granted by the Company to Cnova Brazil, valued at R$ 527 million as at November 8, 2016. As a result of the completion of the Reorganization, the Company focuses exclusively on Cdiscount. Via Varejo became the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and is no longer a shareholder of the Company.

Following the completion of the Reorganization, Casino has confirmed to the Company that the Offers are expected to be launched on or around December 27, 2016.

At its meeting on November 23, 2016, the Cnova Transaction Committee, representing the Cnova Board of Directors, after numerous discussions and consultations with its legal and financial advisers, unanimously concluded that it has thoroughly considered the merits, advantages and potential disadvantages of the Offers and unanimously (i) concluded that the price to be offered by Casino in the Offers reflects at least full and fair value for the ordinary shares, (ii) determined that the Offers are in the best interest of Cnova and its stakeholders, including its shareholders, (ii) determined that the Offers are fair, advisable and in the best interest of the unaffiliated shareholders and (iv) resolved to fully support the Offers and recommend that shareholders accept the Offers and tender their ordinary shares.

The EGM has been convened by the Cnova Board of Directors with the purpose to inform the Company’s shareholders about the Offers. The Offers are not being put forth to a vote of the Company’s shareholders at the EGM.

The Company anticipates that on or around December 22, 2016, Casino will file tender offer documents with the French Autorité des marchés financiers (the “AMF”) and the U.S. Securities and Exchange Commission (the “SEC”), which the Company will publish on its corporate website.

The Company will simultaneously publish on its corporate website a position statement in accordance with section 18 paragraph 2 and Annex G of the Dutch Decree on public offers Wft (Besluit openbare biedingen Wft). In its position statement, the Cnova Board of Directors will further address the background of the Offers and their merits. These explanatory notes to the agenda for the EGM are neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are advised to read Casino’s tender offer documents and the Company’s position statement in relation to the Offers when they become available as they will contain important information with respect to the Offers.

Agenda item 3:	Appointment of Christophe José Hidalgo as Non-Executive Director (voting item)

Mr. Didier Lévêque has indicated that he intends to resign from his position as Non-Executive member and Vice-Chairman of the Cnova Board of Directors prior to the EGM. In view of his intended resignation, it is being proposed that Mr. Christophe José Hidalgo will be appointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2020.

Mr. Christophe José Hidalgo, 49, has been the chief financial officer and corporate services officer at Grupo Pão de Açúcar since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Almacenes Éxito S.A. from 2010 to 2012. From 1996 to 2000, Mr. Hidalgo was the chief financial officer of Castorama.

Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from Université de Bordeaux. There are no arrangements or understandings with major shareholders, customers, suppliers or others of the Company pursuant to which Mr. Hidalgo was selected as a director nominee.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the extraordinary general meeting of shareholders, to appoint Mr. Christophe José Hidalgo as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2020.

The Board of Directors

December 2, 2016